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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13D
                               (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 2)*

                        Founders Food & Firkins Ltd.
           ------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
           ------------------------------------------------------
                        (Title of Class of Securities)

                                350551 10 7
           ------------------------------------------------------
                               (CUSIP Number)

                            Steven J. Wagenheim
                            5831 Cedar Lake Road
                      St. Louis Park, Minnesota 55416
                               (612) 525-2670
           ------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               August 5, 2001
           ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Continued on following pages)



                                       2
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CUSIP No. 350551 10 7                   13D                  Page 2 of 17 Pages


--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Brewing Ventures LLC

--------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                          (b) / /
--------------------------------------------------------------------------------
 (3) SEC USE ONLY

--------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                             WC, OO
--------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)          / /

--------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                             Minnesota
--------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY                     1,662,500
 OWNED BY EACH               ---------------------------------------------------
 REPORTING                    (8) SHARED VOTING POWER
 PERSON WITH                      0
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  1,662,500
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,662,500
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             43.7%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 350551 10 7                   13D                  Page 3 of 17 Pages


--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             WILLIAM E. BURDICK

--------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                          (b) / /
--------------------------------------------------------------------------------
 (3) SEC USE ONLY

--------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                             WC
--------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /

--------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
--------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY                     60,000**
 OWNED BY EACH               ---------------------------------------------------
 REPORTING                    (8) SHARED VOTING POWER
 PERSON WITH                      1,662,500
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  60,000**
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,662,500
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,722,500**
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             44.8%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes warrants to purchase 25,000 shares and an option to purchase 10,000 shares, both of which are exercisable within 60 days of the date hereof.


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CUSIP No. 350551 10 7                   13D                  Page 4 of 17 Pages


--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             STEVEN J. WAGENHEIM

--------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                          (b) / /
--------------------------------------------------------------------------------
 (3) SEC USE ONLY

--------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                             00
--------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /

--------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                             UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY                     10,000**
 OWNED BY EACH               ---------------------------------------------------
 REPORTING                    (8) SHARED VOTING POWER
 PERSON WITH                      1,907,960***
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  10,000**
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,907,960***
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,917,960****
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             48.7%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents an option to purchase 10,000 shares exercisable within 60 days of the date hereof.
*** Includes warrants to purchase 122,730 shares exercisable within 60 days of the date hereof.
**** Includes an option to purchase 10,000 shares and warrants to purchase 122,730 shares, both of which are exercisable within 60 days of the date hereof.

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CUSIP No. 350551 10 7                   13D                  Page 5 of 17 Pages


--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MITCHEL I. WACHMAN

--------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                          (b) / /
--------------------------------------------------------------------------------
 (3) SEC USE ONLY

--------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                             00
--------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                             UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY                     0
 OWNED BY EACH               ---------------------------------------------------
 REPORTING                    (8) SHARED VOTING POWER
 PERSON WITH                      1,907,960**
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,907,960**
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,907,960**
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             48.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents warrants to purchase 122,730 shares exercisable within 60 days of the date hereof.

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CUSIP No. 350551 10 7                   13D                  Page 6 of 17 Pages


--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             ARTHUR E. PEW III

--------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                          (b) / /
--------------------------------------------------------------------------------
 (3) SEC USE ONLY

--------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                             PF
--------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /

--------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                             UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY                     132,970**
 OWNED BY EACH               ---------------------------------------------------
 REPORTING                    (8) SHARED VOTING POWER
 PERSON WITH                      1,662,500
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  132,970**
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,662,500
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,795,470**
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             46.7%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes warrants to purchase 500 shares and options to purchase 35,000 shares, both of which are exercisable within 60 days of the date hereof.

     Brewing Ventures LLC (the "Reporting Person") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed with the SEC on June 6, 2000 and amended on June 13, 2000, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Founders Food & Firkins Ltd., a Minnesota corporation ("Founders"). Item 5 of the Schedule 13D is hereby amended as follows to reflect the exercisability of the Class A Warrants underlying Founders' publicly traded units:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date hereof, the Reporting Person beneficially owned 1,662,500 shares of Common Stock, representing 43.7% of the class. As of the date hereof, William E. Burdick beneficially owned 1,722,500 shares of Common Stock, representing 44.8% of the class. Such number consists of (1) an option to purchase 10,000 shares, (2) 25,000 shares owned by Sherlock's Home, an entity owned by Mr. Burdick, (3) warrants to purchase 25,000 shares owned by Sherlock's Home, and (4) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Steven J. Wagenheim beneficially owned 1,917,960 shares of Common Stock, representing 48.7% of the class. Such number consists of (1) an option to purchase 10,000 shares, (2) 122,730 shares owned by NBV, an entity 70% owned by Mr. Wagenheim, (3) warrants to purchase 122,730 shares owned by NBV, and (4) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Mitchel
             I. Wachman beneficially owned 1,907,960 shares of Common Stock, representing 48.5% of the class. Such number consists of (1) 122,730 shares owned by NBV, an entity 30% owned by Mr. Wachman,
             (2) warrants to purchase 122,730 shares owned by NBV, and (3) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Arthur E. Pew III beneficially owned 1,795,470 shares of Common Stock, representing 46.7% of the class. Such number consists of (1) 35,000 shares purchasable pursuant to the exercise of options, (2) 100 shares owned by Mr. Pew's spouse,
             (3) warrants to purchase 100 shares owned by Mr. Pew's spouse,
             (4) 400 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, (5) warrants to purchase 400 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, (6) 96,970 shares owned directly by Mr. Pew, and (7) 1,662,500 shares owned by the Reporting Person.


                                       7

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        (b)  The Reporting Person has sole power to vote and to dispose of all of its shares. Mr. Burdick has sole power to vote and to dispose of 60,000 shares (10,000 directly and 50,000 through his interest in Sherlock's Home) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person). Mr. Wagenheim has sole power to vote and to dispose of 10,000 shares and shared power to vote and to dispose of 1,907,960 shares (245,460 through his interest in NBV and 1,662,500 through his interest in the Reporting Person). Mr. Wachman has shared power to vote and to dispose of 1,907,960 shares (245,460 through his interest in NBV and 1,662,500 through his interest in the Reporting Person). Mr. Pew has sole power to vote and to dispose of 132,970 shares (131,970 directly, 200 through his spouse and 800 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).

        (c)  Not applicable.

        (d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that Mr. Pew has a security interest in the units purchased by NBV in Founders' initial public offering.

        (e)  Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 7, 2001                 BREWING VENTURES LLC




                                       /s/ Steven J. Wagenheim
                                       -------------------------------
                                       Steven J. Wagenheim
                                       Member


                                       9


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2001                  /s/ William E. Burdick
                                       -------------------------------
                                       William E. Burdick


                                      10


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2001                  /s/ Steven J. Wagenheim
                                       -----------------------------
                                       Steven J. Wagenheim


                                       11

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                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2001                  /s/ Mitchel I. Wachman
                                       -----------------------------
                                       Mitchel I. Wachman


                                      12

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2001                  /s/ Arthur E. Pew III
                                       -------------------------------
                                       Arthur E. Pew III


                                      13